UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

DRAFT - NOT FOR DISTRIBUTION UNTIL CONFIRMATION GIVEN THAT

REGISTRATION STATEMENT HAS BEEN FILED

Harmony Gold Files Offer for Gold Fields with United States Securities and Exchange

Commission

Johannesburg, Thursday, October 22, 2004 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) announced that it filed its registration statement with the United States Securities and Exchange Commission (“SEC”) yesterday in connection with its proposed acquisition of 34.9% of Gold Fields Limited (NYSE: GFI). Harmony announced that it commenced its U.S. offer for Gold Fields today.

In the U.S. Offer, Harmony will exchange:

•	• 1.275 newly issued Harmony ordinary shares, nominal value Rand 0.50 per share, for each validly tendered Gold Fields ordinary share; and

•	• 1.275 newly issued Harmony ADSs (each Harmony ADS representing one Harmony ordinary share) for each validly tendered Gold Fields ADS (each Gold Fields ADS representing one Gold Fields ordinary share).

The expiration date for the U.S. offer is Friday, November 26, 2004, at 6:00 a.m., New York Time.

The U.S. offer is open to holders of Gold Fields ordinary shares who are located in the United States and to all holders of Gold Fields American Depositary Shares wherever located. The U.S. offer is being made separately from a South African offer (the “South African offer”), which is open to all holders of Gold Fields ordinary shares who are located in South Africa and to holders of Gold Fields ordinary shares who are located outside of South Africa and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the South African offer. Together, the U.S. offer and the South African offer (together referred to as the “offers”) are being made for 34.9% of the issued and outstanding Gold Fields ordinary shares, including Gold Fields ordinary shares represented by Gold Fields ADSs, and all Gold Fields ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Gold Fields stock options. The offers are being made on substantially similar terms and completion of the offers is subject to the same conditions. It is intended that the offers will expire at the same time.

Important Information: In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 8, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a preliminary prospectus and related offer materials that Harmony distributes to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Harmony is one of the world’s largest independent growth-oriented gold mining companies, distinguished by the focused operational and management philosophies that it employs throughout the Harmony group. Harmony’s strategy is focused on building a leading international gold mining company through acquisitions (26 over the past six years), organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 0.65 million ounces in 1995 to 3.2 million ounces for the financial year ended June 30, 2004. Harmony has its primary listing on the JSE Johannesburg Stock Exchange with secondary listings on the London Stock Exchange, Euronext Paris and Euronext Brussels. Harmony’s American Depositary shares are listed on the New York Stock Exchange.

Issued by:

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0) 11 214 2401	+27 (0) 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0) 11 214 2410	+27 (0) 82 459 6709	patrick@bmsa.co.za

United Kingdom - Financial Dynamics Business Communications
Nic Bennett	+44(0) 207 269 7115	+44(0) 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0) 207 269 7216	+44(0) 7866 438 013	charles.watenphul@fd.com

United States - Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2004

Harmony Gold Mining Company Limited

By:	/s/ Frank Abbott
Name:	Frank Abbott
Title:	Chief Financial Officer